Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated September 16, 2015, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot do so, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Synergetics USA, Inc.

at

$6.50 Net Per Share in Cash plus one non-transferable contractual contingent value right for each Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in cash in the aggregate, upon the achievement of certain milestones by

Blue Subsidiary Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Synergetics USA, Inc., a Delaware corporation (“Synergetics”), at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) (together, the “Offer Price”) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares and not for options to purchase Shares or other equity awards. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of September 1, 2015 (together with any amendments or supplements thereto, the “Merger Agreement”), among Synergetics, VPI and the Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Synergetics, and Synergetics will be the surviving corporation and a wholly owned subsidiary of VPI (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than (i) any Shares held in the treasury of Synergetics and each Share owned by the Purchaser, VPI or any direct or indirect wholly owned subsidiary of VPI or by Synergetics immediately prior to the Merger Effective Time, which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto and (ii) any Shares owned by Synergetics’ stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be canceled and converted automatically into the right to receive the Offer Price. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Synergetics’ stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, the Purchaser does not anticipate seeking the approval of Synergetics’ remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase. Note that the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to as the “Offer Closing Date.”

Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 14, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not subject to any financing condition. The Offer is subject to the following conditions, among others:

1.	prior to the Expiration Time there shall have been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) and not validly withdrawn that number of Shares which, when added to the Shares already owned by VPI and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of conversion or exercise price, the vesting schedule or other terms and conditions thereof) (the “Minimum Tender Condition”);

2.	any waiting period (and any extension thereof) applicable to the consummation of the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder) and any other applicable federal, state or foreign antitrust, competition or similar law having expired or been terminated on or prior to the Expiration Time;

3.	there shall not be existing any temporary restraining order, preliminary injunction, pending or threatened, nor any suit, action or proceeding by any governmental entity which challenges or seeks to enjoin or materially delay the Offer Closing, the Merger or other transactions contemplated by the Merger Agreement and the Contingent Value Rights Agreement (as defined in the Offer to Purchase) (the “Transactions”), or seeks to prohibit or impose any material limitations on VPI’s ownership of Synergetics and its subsidiaries, or the operation of all or a material portion of VPI’s or Synergetics’ and its subsidiaries, businesses or assets or to compel VPI, Synergetics or any of their subsidiaries to dispose of or hold separate any material portion of their respective businesses or assets;

4.	no applicable law and no permanent injunction or other judgment, order or decree entered, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any foreign jurisdiction being and remaining in effect which has the effect of (a) making illegal or otherwise prohibiting or materially delaying the Offer Closing or the consummation of the other Transactions (including the Tender Agreements (as defined in the Offer to Purchase)), (b) imposing any material limitations on VPI’s ownership of Synergetics and its subsidiaries, or the operation of all or a material portion of VPI’s or Synergetics’ and its subsidiaries’ businesses or assets or (c) compelling VPI, Synergetics or any of their subsidiaries to dispose of or hold separate any material portion of their businesses or assets;

5.	the Tender Agreements shall be valid, binding and enforceable on the parties thereto;

6.	the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement; and

7.	since the date of the Merger Agreement, there shall not have been any occurrence, event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Synergetics.

The foregoing conditions are in addition to, and not a limitation of, the rights of VPI and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of VPI and the Purchaser, may be asserted by VPI or the Purchaser regardless of the circumstances giving rise to the failure of any such conditions to be satisfied and may be waived by VPI or the Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). The failure by VPI or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The Offer is also subject to certain other terms and conditions. See “Conditions of the Offer” of the Offer to Purchase.

The Synergetics board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement: (i) approved and declared the advisability of the Merger Agreement, the Tender Agreements, the Contingent Value Rights Agreement, the Offer, the Merger and the other Transactions, (ii) declared that it is in the best interests of Synergetics and its stockholders (other than VPI and the Purchaser) that Synergetics enter into the Merger Agreement and consummate the Transactions and that its stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Synergetics and its stockholders (other than VPI and the Purchaser) and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The purpose of the Offer and the Merger is for VPI and its affiliates, through the Purchaser, to acquire control of, and the entire equity interest in, Synergetics. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser intends to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Synergetics who has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right to waive any conditions to the Offer, in whole or in part, or to modify the terms of the Offer; except that, without the written consent of Synergetics, the Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) impose conditions to the Offer in addition to the conditions provided for in the Merger Agreement or modify or change any of the conditions to the Offer in a manner adverse to any holders of the Shares or (v) otherwise amend the Offer in any manner materially adverse to the stockholders of Synergetics (other than in immaterial respects). Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, the Purchaser reserves the right, and under certain circumstances the Purchaser may be required, to extend the Offer, as described in the Offer to Purchase.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the initial cash portion of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after November 15, 2015, which is the 60th day after the date of the commencement of the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge the Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of VPI, Valeant, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Synergetics has provided the Purchaser with Synergetics’ stockholder list and securities position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Synergetics’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of the Offer Price for Shares in the Offer or consideration for Shares in the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Synergetics’ Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Synergetics Board and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

48 Wall Street

New York, New York 10005

Stockholders may call toll free: (800) 814-8954

Banks and Brokers may call collect: (212) 269-5550

Email: synergetics@dfking.com

September 16, 2015

This advertisement prepared by:
Scheduled to appear in:
The New York Times — 4 col. x 21” — b/w — September 16, 2015
15-887 Valeant (Synergetics USA Inc) - Tombstone Ad (NYT) — Summary Ad
Proof 1 — 9/14/15 — 15:45